                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                               (Amendment No. 5)*

                   Under the Securities Exchange Act of 1934

                           THE MEN'S WEARHOUSE, INC.
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                         (Title of Class of Securities)


                                   587118100
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                 (CUSIP Number)


        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 587118100                  13 G                      Page 2 of 3 Pages


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Robert E. Zimmer
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) / /
                                                             (b) / /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF                  896,837 shares(1)

           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY
                                     1,886 shares(2)
          OWNED BY
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                  896,837 shares(1)

           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                     0

-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      898,723 shares(1)

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                 /X/

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      4.1%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------

(1)      Does not include 21,111 shares held by Mr. Zimmer's wife, Lynn Zimmer.
(2) Represents shares allocated to Mr. Zimmer's account in The Men's Wearhouse, Inc. Employee Stock Plan with respect to which Mr. Zimmer may give voting instructions to the trustee of such plan as to how to vote the shares.

*        See Instructions.

ROBERT E. ZIMMER                                               PAGE 3 OF 3 PAGES


Item 1.    (a)      Name of Issuer:  The Men's Wearhouse, Inc.

           (b)      Address of Issuer's Principal Executive Offices:
                    40650 Encyclopedia Circle     and     5803 Glenmont Drive
                    Fremont, California 94538             Houston, Texas 77081

Item 2.    (a)      Name of Person Filing:  Robert E. Zimmer

           (b)      Address of Principal Business Office or, if none, Residence:
                    40650 Encyclopedia Circle
                    Fremont, California 94538

           (c)      Citizenship:  USA

           (d) Title of Class of Securities: Common Stock, $.01 par value

           (e)      CUSIP#:  587118100

Item 3.    Not Applicable.

Item 4.    (a)      Amount Beneficially Owned:  898,723 shares
           (b)      Percent of Class:   4.1%
           (c)      (i)     Sole Voting Power:  896,837 shares
                    (ii)    Shared Voting Power:  1,886 (represents
                                      shares allocated to Mr. Zimmer's account in The Men's Wearhouse, Inc. Employee Stock Plan with respect to which Mr. Zimmer may give instructions to the trustee of such plan as to how to vote)

                    (iii)   Sole Dispositive Power:  896,837 shares
                    (iv)    Shared Dispositive Power:  -0-

Item 5. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.    Not Applicable

Item 7.    Not Applicable

Item 8.    Not Applicable

Item 9.    Not Applicable

Item 10.   Not Applicable

                                        SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               February 9, 1998
                                   ------------------------------------------
                                                     Date



                                              /s/ Robert E. Zimmer
                                   ------------------------------------------
                                                Robert E. Zimmer





                                      -3-